Filed Pursuant to Rule 433 Dated June 3, 2015 Registration Statement No. 333-182527

GE Capital Invest Direct GE Interest Plus P.O. Box 534021 Pittsburgh, PA 15253-4021 (800) 433-4480 www.GECapitalInvestDirect.com

GE Capital is closing the GE Interest Plus program
and will cease paying interest as of July 1, 2015

Dear Investor,

On April 10, 2015, GE announced its plan to sell most of the assets of GE Capital. In connection with this plan, GE Capital has decided to close the GE Interest Plus program and redeem all investments. GE Capital expects to do so by August 31, 2015. As part of the closure process, GE Capital will cease paying interest on all GE Interest Plus investments as of July 1, 2015 (interest will continue to accrue and be posted to your investment until July 1, 2015). In addition, any funds submitted to a GE Interest Plus account on or after July 1, 2015 will not be invested in GE Interest Plus notes and will not otherwise accrue interest. These funds will reside in your account and if not removed by you before program closure, will be returned to you upon closure.

We encourage you to redeem your investment as soon as possible

Please act now to proactively redeem your investment prior to the closure date. Until closure, you can redeem your investment as you would normally: by writing a check, transferring funds electronically to a linked bank account, or executing a wire (if you are enrolled in the wire redemption service). Of course, if you are enrolled in eService, you can execute a transfer online by visiting our website, www.GECapitalInvestDirect.com. Funds that are still in your account when the program is closed will be redeemed and a check for all amounts then in your account will be mailed to your address of record. To avoid waiting for your funds via the mail, we encourage you to redeem your investment prior to closure. Please note that GE Capital is well capitalized and prepared to handle the expected high level of redemptions.

Please discontinue any future investments and delete GE Interest Plus routing instructions you may maintain at external payees
Please discontinue any subsequent investments you may make into your GE Interest Plus account.

In addition, if you have set up automatic contributions from your payroll, Social Security, pension, etc., or automatic or ad hoc redemptions (to make mortgage, credit card or other payments) involving your GE Interest Plus investment, please take action now to stop these automatic transactions as soon as possible to avoid rejection in the future. Any such contributions or redemptions will be automatically rejected once the GE Interest Plus program is closed. GE Capital will not reimburse investors for any fees or costs incurred due to rejected transactions after the GE Interest Plus program has been closed.

Normal operations will continue until closure

GE Capital Invest Direct is committed to our investors and to continuing to deliver a high level of customer service. You will be able to manage your investment online as you normally would, or speak to a representative by calling toll-free (800) 433-4480 during business days, from 8:00 a.m. to 7:00 p.m. ET. Redemptions will be processed normally until the program is closed. As there will likely be a high level of calls associated with this communication, you may experience delays in speaking to a representative. Please refer to the reverse side of this letter for answers to specific questions you may have.

Thank you for being a loyal investor in GE Interest Plus

We understand that many of you have been loyal investors over the years and sincerely thank you for your investment in GE Interest Plus.

Regards,

GE Capital Invest Direct

(Over Please)

Filed Pursuant to Rule 433 Dated June 3, 2015 Registration Statement No. 333-182527

Questions and Answers

Why is GE Capital closing GE Interest Plus?

GE announced its plan to sell most of the assets of GE Capital, resulting in a smaller GE Capital with reduced funding requirements. The GE Interest Plus program as a funding source will not be required.

What does this mean for me?

As an investor in GE Interest Plus, you are encouraged to redeem your investment now. Funds that are still in your account when the program is closed will be redeemed and a check for all amounts then in your investment account will be mailed to your address of record.

How can I redeem my investment?

Until closure, you can redeem your investment as you would normally: by writing a check, transferring funds electronically to a linked bank account, or executing a wire (if you are enrolled in the wire redemption service). Of course, if you are enrolled in eService, you can execute a transfer online by visiting our website, www.GECapitalInvestDirect.com.

How do I close my investment?

Redeeming funds from your investment account will not automatically close your investment. To do so, you may call us on business days from 8:00 a.m. to 7:00 p.m. and speak to a representative. In addition, you may write to us to provide us with closure instructions..

What happens if everyone attempts to redeem at the same time?

GE Capital is well capitalized and will maintain strong liquidity levels in order to address the expected high level of outflows that will result.

Why are you discontinuing interest payments prior to closure?

GE Interest Plus is offered via a registration statement filed with the Securities and Exchange Commission. As part of the closure of the GE Interest Plus program, GE Capital has elected to allow this registration statement to expire. After the registration statement expires, GE Capital will be prohibited from offering GE Interest Plus notes or accruing interest on existing GE Interest Plus investments. No new investments in GE Interest Plus will be permitted on or after July 1, 2015.

I receive payments (Social Security Income, Pension, dividends, interest, payroll, etc.) into GE Interest Plus. Can you provide me with assistance in updating these instructions?

No, unfortunately we are not able to update instructions on your behalf with Social Security or any other external payee you have authorized to send payments to or redeem payment from GE Interest Plus. Please contact your external payee as soon as possible to update any instructions. It is imperative that you do so as payments that are made after July 1st, will be rejected and GE Capital will not be liable for any penalties/fees that your external payee charges you as a result. Please note that investors receiving Social Security payments may contact Social Security directly at 1-800-772-1213.

What happens if I write a check and it is processed after GE Interest Plus is closed?

Redemption checks you write will be processed until the GE Interest Plus program is closed. After the GE Interest Plus program is closed (expected to be by August 31, 2015), redemption checks received for processing will be rejected and returned to the payee. Any fees you are charged as a result will NOT be covered by GE Capital Invest Direct. That is why it is very important to manage your activity and avoid issuing redemption checks as we approach the closure of the GE Interest Plus program.

Can I have my closure check mailed to an address other than my registered address?

No, checks will be mailed to the registered address of the investment account and will be made out to the registered owner(s) of the investment. If you need to update your address, please do so prior to closure.

The issuer has filed a registration statement (including a prospectus) (Registration Statement No. 333-182527) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 433-4480.